June 13, 2008

By EDGAR and Overnight Delivery

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 90549-3561

Re:	Skins Inc. Registration Statement on Form S-1 Filed April 24, 2008 File No. 333-150438

Dear Mr. Reynolds:

On behalf of Skins Inc., a Nevada corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 1 (“Amendment No. ”) to Registration Statement on Form S-1 originally filed April 24, 2008 (the “Registration Statement”). We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Registration Statement. We have been advised that changes in Amendment No. 1 from the Registration Statement, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Registration Statement, the Commission issued a comment letter dated May 22, 2008. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Prospectus Summary, page 1

1.	Comment: Please revise here and throughout the prospectus to clarify defined and generic terms such as "five holders" on page 1 and "Lenders" and "seven investors" on page 2.

Response: We respectfully note your comment and have revised the disclosures to clarify the referenced defined and generic terms.

Risk Factors

Shares eligible for future sale …, page 11

2.
Comment: Please revise to provide tabular disclosure of the number of outstanding shares held by non-affiliates, the number of shares that will be tradable immediately after effectiveness of the registration statement, and the number of shares that will be tradable assuming warrantholders exercise all of the warrants.

Response: We respectfully note your comment and have revised the risk factor to include the referenced disclosures. The following disclosure was inserted into the risk factor:

The table below shows the number of outstanding shares held by non-affiliates, the number of shares that will be tradable immediately after effectiveness of the registration statement, and the number of shares that will be tradable assuming warrantholders exercise all of the warrants.

Number of Outstanding Shares held by Non-affiliates	Number of Shares that will be Tradable Immediately After Effectiveness of this Prospectus	Number of Additional Shares that will be Tradable assuming Warrantholders Exercise all of the Warrants
44,432,483	15,105,499	13,503,225

John Reynolds
U.S. Securities and Exchange Commission
June 13, 2008

If we fail to maintain effective internal controls …, page 12

3.
Comment: We note the statements about your internal controls over financial reporting "for the year 2007 as a whole" and that you "completed all remediation as of the filing of this prospectus." You also state that you "may" have weaknesses and conditions that need to be addressed. Your disclosure is unclear as to whether you currently have significant deficiencies or material weaknesses. We note that page 29 of your Form 10-Q filed on May 20, 2008 indicates the existence of a weakness, and that your internal controls over financial reporting are not effective. Please revise to clarify the existence of significant deficiencies and material weaknesses, and the status of remediation efforts.

Response: We respectfully note your comment and have revised the risk factor to clarify the Company’s existence of significant deficiencies and material weaknesses, and the status of remediation efforts.

Certain Relationships and Related Transactions, page 40

4.
Comment: Please revise the discussion of notes issued to management and others to quantify the dollar amounts the individuals were and will be paid incorporating subsequent conversions and assuming market prices for convertible securities. For example, it appears that the Gargiulo Note resulted in the issuance of 32,609 shares with a value based on February 2008 market prices, and additional shares issued later in connection with other conversions or exchanges.

Response: We respectfully note your comment and have revised the section to quantify the dollar value of all of the securities issued to the related parties.

Selling Stockholders, page 43

5.
Comment: Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the warrant).

Response: We respectfully note your comment and supplementally inform you that the Company is seeking to register for resale on behalf of selling stockholders a total of 13,503,225 shares of the Company’s common stock that may be issued upon the exercise of warrants. All of the warrants were issued to the selling stockholders upon the closing of the Company’s private placement on April 9, 2008. Based on the market price per share for the Company’s common stock on the date of the closing of the private placement, which was $0.59 per share, the total dollar value of the shares of common stock underlying the warrants is equal to approximately $7,966,903. We have added disclosures regarding the foregoing to the Selling Stockholder section of the registration statement.

6.	Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of exercising the securities underlying the warrants, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the warrant on the date of the sale of the warrant;

John Reynolds
U.S. Securities and Exchange Commission
June 13, 2008

•	the exercise price per share of the underlying securities on the date of the sale of the warrant;

•	the total possible shares underlying the warrants;

•
the combined market price of the total number of shares underlying the warrants, calculated by using the market price per share on the date of the sale of the warrant and the total possible shares underlying the warrant;

•
the total possible shares the selling shareholders may receive and the combined price of the total number of shares underlying the warrant calculated by using the exercise price on the date of the sale of the warrant and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the warrants, calculated by subtracting the total exercise price on the date of the sale of the warrants from the combined market price of the total number of shares underlying the warrants on that date.

Response: We respectfully note your comment and below is a table that sets forth the information referenced in comment no. 6. We have added disclosures regarding the following table to the Selling Stockholder section of the registration statement.

Market Price per Share of Common Stock(1)	Exercise Price per Share(2)	Total Shares underlying Warrants(3)	Market Price of Total Shares(4)	Exercise Price of Total Shares(5)	Discount of Total Exercise Price as compared to Total Market Price(6)
$0.59	$0.40	13,503,225	$7,966,903	$5,401,290	$2,565,613
______

(1)	Reflects the closing price per share of the Company’s common stock on the date we issued the warrants, which is the closing date of the private placement on April 9, 2008.

(2)	Reflects the exercise price as set forth in the warrant agreement.

(3)	Reflects the total shares of the Company’s common stock that are issuable upon exercise of the warrants, if and when an exercise occurs.

(4)	Reflects the product of the market price per share and the total shares underlying the warrants.

(5)	Reflects product of the exercise price per share and the total shares underlying the warrants.

(6)	Reflects the aggregate discount of the total exercise price as compared to the total market price, assuming that all of the warrants are exercised on the closing of the private placement.

7.	Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

John Reynolds
U.S. Securities and Exchange Commission
June 13, 2008

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response: We respectfully note your comment and set forth below is a table that sets forth the information referenced in comment no. 7.  In addition to the warrants that were issued to the selling stockholders in the April 2008 private placement, as described in response to comment no. 6, above, certain of the selling stockholder currently hold other derivative securities. These derivative securities include warrants and options.

The options have been issued pursuant to the Company’s Amended and Restated 2005 Incentive Plan to the following selling stockholders: Steve Reimer, Mark Itzkowitz, Bill Priakos, Deborah Gargiulo, and Frank Zambrelli. In accordance with the Company’s Amended and Restated 2005 Incentive Plan, the exercise price of the options granted to the foregoing persons is equal to the market price of the Company’s common stock on the date of grant. As a result, there is no possible profit that can be realized as a result of any exercise price discounts.

Certain of the selling stockholders currently hold warrants issued in private placements that the Company conducted prior to the April 2008 private placement. Below is a table that sets forth the information referenced in comment no. 7 regarding the warrants.

John Reynolds
U.S. Securities and Exchange Commission
June 13, 2008

	Market Price per Share of Common Stock on Date of Sale(3)	Exercise Price per Share(4)	Total Shares underlying Warrants(5)	Market Price of Total Shares(6)	Exercise Price of Total Shares(7)	Discount of Total Exercise Price as compared to Total Market Price(8)

Selling Stockholders that hold Warrants from the May 2007 Private Placement(1)	$0.92	$1.00	2,366,667	$2,177,334	2,366,667	$0.00
Selling Stockholders that hold Warrants from the March 2006 Private Placement(2)	$0.80	$1.00	250,000	$200,000	250,000	$0.00

_______________
(1)
On May 21, 2007, the Company sold a total of 4,000,000 units and raised an aggregate of $3,000,000 in a private offering. Each unit consisted of one share of common stock of the Company and one share purchase warrant, exercisable at an exercise price of $1.00 per share. Certain of the selling stockholders listed in this prospectus currently hold warrants issued in the May 2007 private placement, as set forth in the table.

(2)
On March 20, 2006, concurrently with a share exchange transaction, the Company effected a private placement transaction in which it sold a total of 3,000,000 units and raised an aggregate of $2,520,000. Each unit consisted of one share of common stock of the Company and one share purchase warrant, exercisable at an exercise price of $1.00 per share. Certain of the selling stockholders listed in this prospectus currently hold warrants issued in the March 2006 private placement, as set forth in the table. Prior to the March 2006 reverse merger, Skins Footwear was a private company, and $0.80 was the offering price on the March 2006 private placement.

(3)
Reflects the closing price per share of the Company’s common stock on the date the Company issued the warrants. For the March 2006 private placement, Skins Footwear was a private company prior to the reverse merger, and $0.80 was the offering price on the March 2006 private placement.

(4)	Reflects the exercise price as set forth in the respective warrant agreement.

(5)
Reflects the total shares of the Company’s common stock that are issuable upon exercise of the warrants that are currently held by selling stockholders listed in this prospectus, if and when an exercise occurs.

(6)	Reflects the product of the market price per share and the total shares underlying the warrants.

(7)	Reflects product of the exercise price per share and the total shares underlying the warrants.

(8)	Reflects the aggregate discount of the total exercise price as compared to the total market price, assuming that all of the warrants are exercised on the closing of the respective private placement.

We have added disclosures regarding the foregoing information to the Selling Stockholder section of the registration statement.

John Reynolds
U.S. Securities and Exchange Commission
June 13, 2008

8.
Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Two [sic] and Comment Three [sic]. Please include any additional securities received or to be received in exchange for previous indebtedness or in lieu of repayment.

Response: We respectfully note your comment and supplementally inform you that the total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, including any additional securities received or to be received in exchange for previous indebtedness or in lieu of repayment, is $3,042,644. This amount includes (i) the $2,565,613 amount as discussed in response to comment no. 6, above, and (ii) $477,031 in additional shares of common stock issued to various lenders. The Company issued secured promissory notes in the aggregate principal amount of $705,000 to various lenders, each of which is a selling stockholder listed in this prospectus. The amounts due under the notes were invested into the April 2008 private placement in lieu of payment. In connection with the issuance of the notes and investment of the amounts due under the notes into the private placement, the lenders received shares of common stock of the Company. Below is a table that sets forth the information regarding the total value of the shares of common stock issued to the lenders in connection with the promissory notes.

Lender	Date of Issuance of Shares	Market Price per Share of Common Stock on Date of Issuance	Total No. of Shares Issued	Market Price of Total Shares
Joshua Hermelin	December 21, 2007	$0.26	220,588	$57,353
Joshua Hermelin	February 11, 2008	$0.26	58,824	$15,294
Joshua Hermelin	April 9, 2008	$0.59	120,321	$70,989
Joshua Hermelin	April 9, 2008	$0.59	32,086	$18,931
Geoffrey Dubey	January 7, 2008	$0.31	220,588	$68,382
Geoffrey Dubey	April 9, 2008	$0.59	120,321	$70,989
Michael Rosenthal	February 14, 2008	$0.27	185,185	$50,000
Michael Rosenthal	April 9, 2008	$0.59	42,088	$24,832
Deborah Gargiulo	February 28, 2008	$0.26	32,609	$8,478
Deborah Gargiulo	April 9, 2008	$0.59	1,482	$874
CAT Brokerage AG*	March 17, 2008	$0.16	568,182	$90,909
			1,602,274	$477,031
__

* Affiliate of EH & P Investments AG, a selling stockholder.

We have added disclosures regarding the foregoing information to the Selling Stockholder section of the registration statement.

9.
Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

John Reynolds
U.S. Securities and Exchange Commission
June 13, 2008

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response: Except as set forth in Appendix A, attached hereto, the Company has not engaged in any prior securities transactions with the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

10.	Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the April 2008 private placements that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

John Reynolds
U.S. Securities and Exchange Commission
June 13, 2008

Response:

Number of Shares Outstanding Prior to the April 2008 Private Placement Held by Persons Other than the Selling Shareholders	Number of Shares Registered for Resale by the Selling Shareholders in Prior Registration Statements	Number of Shares Registered for Resale by the Selling Shareholders that Continue to be Held by the Selling Shareholders	Number of Shares that have been Sold in Registered Resale Transactions by the Selling Shareholders	Number of Shares Registered for Resale on behalf of the Selling Shareholders in the Current Transaction
31,016,481	5,933,334	2,472,667	3,460,667	28,608,724

11.	Comment: Please provide us, with a view toward disclosure in the prospectus, with the following information:

•
whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the warrant transaction and the filing of the registration statement (e.g., before or after the announcement of the warrant transaction, before the filing or after the filing of the registration statement, etc.).

Response: We respectfully note your comment and supplementally inform you that based on information obtained by the Company from the selling stockholders, none of the selling stockholders have a short position in the Company’s common stock.

12.	Comment: Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the warrants; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

John Reynolds
U.S. Securities and Exchange Commission
June 13, 2008

Response: We respectfully note your comment and the Company confirms that, other than as set forth in the revised description of material relationship and arrangements on pages 50 and 51 of the registration statement, the description of the relationships and arrangements between and among the selling shareholders and the Company is presented in the prospectus.

13.
Comment: Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

Response: We respectfully note you comment and inform you that the Company determined the number of shares it seeks to register by calculating the sum of the (i) shares of common stock issued in connection with the April 2008 private placement, (ii) shares that may be acquired upon the exercise of warrants issued in the April 2008 private placement, and (iii) shares issued in connection the issuance and repayment of the secured promissory notes.

Signatures

14.	Comment: Your registration statement must be signed by your controller or principal accounting officer. No person with either title has signed the registration statement. Please revise.

Response: We respectfully note your comment and have revised the signature page accordingly.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.

Thomas J. Poletti, Esq.

cc:	Mark Klein, Skins Inc.
Dana Brown, SEC

APPENDIX A
Transaction and Name of Selling Stockholder	Number of Shares Outstanding Immediately Prior to Issuance of Shares to the Selling Stockholder	Number of Shares Outstanding Immediately Prior to the Transaction and Held by Persons Other than the Selling Stockholder	Number of Shares Issued or Issuable to the Selling Stockholder in connection with the Transaction		Percentage of Shares Issued or Issuable to the Selling Stockholder in the Transaction of the Total Outstanding Shares	Market Price per Share Immediately Prior to the Transaction with the Selling Stockholder

March 20, 2006 Share Exchange Transaction (reverse merger)(2)
Michael Rosenthal	12,000,006	12,000,006	970,200		8.1%	$0.80
Geoffrey Dubey	12,000,006	12,000,006	3,068,743		25.6%	$0.80
Joshua Hermelin	12,000,006	12,000,006	3,382,603		28.2%	$0.80
Idan Miller	12,000,006	12,000,006	90,229		0.8%	$0.80

March 20, 2006 Private Placement(2)
Silvacorp Pty Ltd.	12,000,006	12,000,006	1,000,000	(1)	8.3%	$0.80

May 21, 2007 Private Placement(3)						$0.92
EH & P Investments AG	36,816,267	36,816,267	3,200,002	(1)	8.7%	$0.92
Nitro-gen PTY LTD AFT the Curson Family Trust	36,816,267	36,816,267	266,666	(1)	0.7%	$0.92
Gregory Curson	36,816,267	36,816,267	266,666	(1)	0.7%	$0.92
Cullen Investments LTD	36,816,267	36,816,267	800,000	(1)	2.2%	$0.92
Josan Consultants PTY LTD (Davis Family A/C)	36,816,267	36,816,267	400,000	(1)	1.1%	$0.92

April 3, 2006 Issuance of Shares to G. Dubey and J. Hermelin for Consulting Services
Geoffrey Dubey	41,777,641	38,708,898	50,000		0.1%	$1.19
Joshua Hermelin	41,777,641	38,439,589	72,000		0.2%	$1.19

Shares Issued in Connection with Promissory Notes
Joshua Hermelin - Dec 21, 2007	40,961,294	37,578,691	220,588		0.6%	$0.26
Joshua Hermelin - Feb 11, 2008	40,961,294	37,578,691	58,824		0.2%	$0.26
Joshua Hermelin - Apr 9, 2008	41,679,088	38,017,073	120,321		0.3%	$0.59
Joshua Hermelin - Apr 9, 2008	41,679,088	38,017,073	32,086		0.1%	$0.59
Geoffrey Dubey - Jan 7, 2008	40,961,294	37,892,551	220,588		0.6%	$0.31
Geoffrey Dubey - April 9, 2008	41,679,088	38,389,757	120,321		0.3%	$0.59
Michael Rosenthal - Feb 14, 2008	40,961,294	39,991,094	185,185		0.5%	$0.27
Michael Rosenthal - Apr 9, 2008	41,679,088	40,523,703	42,088		0.1%	$0.59
Deborah Gargiulo - Feb 28, 2008	40,961,294	40,961,294	32,609		0.1%	$0.26
Deborah Gargiulo - Apr 9, 2008	41,679,088	41,646,479	1,482		0.0%	$0.59
CAT Brokerage AG - Mar 17, 2008 (4)	41,679,088	41,679,088	568,182		1.4%	$0.16
_________
(1)	One-half of this amount represents shares of common stock and the other half represents shares of common stock underlying warrants.
(2)
Pursuant to the terms of a share exchange agreement, the Company issued to the stockholders of Skins Footwear Inc. a total of 19,404,000 shares of Skins Inc. common stock in exchange for all of the issued and outstanding shares of Skins Footwear. The transaction was accounted for as a reverse merger. Concurrently with the reverse merger, the Company close a private placement in which it issued a total of 3,000,000 shares of common stock and 3,000,000 warrants. After these transactions, there was a total of 34,404,006 shares of common stock issued and outstanding.

(3)	On May 21, 2007, the Company sold a total of 4,000,000 shares of common stock and 4,000,000 warrants. After the closing of the transaction, there were 40,816,267 shares of common stock outstanding.
(4)	Affiliated with EH & P Investments AG, which is a selling stockholder in this offering.